                                                                 Exhibit (g)(7)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                           IN AND FOR NEWCASTLE COUNTY


SPENCER S. FALK, individually and on behalf of all other similarly situated,
                                                      Index No.  16827NC
                     Plaintiff,

         - v. -

SERGE WEINBERG, HARTMUT KRAMER,
JOHANNES LONING, ANTOINE METZGER,
RICHARD SIMONIN, PINAULT-PRINTEMPS-
REDOUTE S.A., EMPUSA LLC, and BRYLANE INC.,

                     Defendants.



                             CLASS ACTION COMPLAINT

         Plaintiff alleges on information and belief, except as to paragraph 2 below which is alleged on knowledge, as follows;

         1. This action arises out of an improper scheme and plan by defendant Pinault-Printemps-Redoute S.A. ("PPR"), a societe anonyme organized and existing under the laws of the Republic of France, and its affiliate, defendant Empusa LLC ("Empusa") which collectively own 50.1% of the outstanding shares of Brylane Inc. ("Brylane" or the "Company"), to acquire the remaining equity interest of Brylane which they do not already own, for grossly inadequate consideration and without adequate procedural protections customarily afforded public shareholders under such circumstances. Plaintiff alleges that, in connection with the proposed transaction, defendants have engaged and are continuing to engage in acts of self-dealing, unfair dealing, gross overreaching, and breaches of their fiduciary duties, all in an effort to enable PPR to acquire the remaining outstanding shares of the Company for as little consideration as possible. Plaintiff alleges that he and other public stockholders of Brylane are entitled to enjoin the transaction, or alternatively, to recover damages in the event the transaction is consummated.


                                   THE PARTIES

         2. Plaintiff Spencer S. Falk owns and at all relevant times has owned Brylane common stock.

         3. Defendant Brylane is a Delaware corporation with principal executive offices located at 463 Seventh Avenue, 21st Floor, New York, New York. Brylane is a catalogue retailer of value-priced apparel. The Company sell a variety of women's and men's apparel through a portfolio of catalogues including "Lane Bryant," "Roaman's," and "Jessica London," serving the special-size market, and "Chadwick's of Boston," "Lerner," and "Bridgewater," serving the regular-size market. Brylane conducts operations in New York, Indiana, Massachusetts, and Texas. As of November 28, 1998, Brylane had approximately 17.2 million shares of common stock outstanding and actively traded on the New York Stock Exchange.

         4. By virtue of their majority stock ownership and the right to designate a majority of the Company's Board, PPR and Empusa (collectively, "PPR") is the Company's majority shareholder, and as a result, owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care and candor to plaintiff and other members of the Class (defined below). In connection with its efforts to acquire the Company as described below, PPR has fiduciary obligations to Class members, which include the obligation to offer Class members a fair price and act in a procedurally fair manner.

         5. Defendant Serge Weinberg ("Weinberg") is and at all relevant times has been a director of Brylane and Chairman and Chief Executive Officer of defendant PPR.

         6. PPR, based in Paris, is a specialty retailer of a wide range of consumer goods. PPR, through its wholly owned, direct subsidiary La Redoute S.A. ("La Redoute"), is Europe's third-largest mail order company. PPR owns 50.1% of Brylane's outstanding shares.

         7. Defendant Empusa is a limited liability company organized under the laws of the State of Delaware, and a wholly owned subsidiary of PPR. On November 27, 1998, Empusa acquired 8.6 million shares of the Company.

         8. Defendant Hartmut Kramer ("Kramer") is and at all relevant times has been a director of Brylane and Chairman and Chief Executive Officer of La Redoute.

         9. Defendant Johannes Loning ("Loning") is and at all relevant times has been a director of Brylane and Vice President in charge of Corporate Development of La Redoute.

         10. Defendant Antoine Metzger ("Metzger") is and at all relevant times has been a director of Brylane and Chief Financial Officer of La Redoute.

         11. Defendant Richard Simonin ("Simonin") is and at all relevant times has been a director of Brylane and Chairman and Chief Executive Officer of S.A. Redoute France.

         12. Individual defendants Weinberg, Kramer, Loning, Metzger, and Simonin are referred to collectively as the "Brylane Defendants."

         13. As directors of Brylane, each of the Brylane Defendants owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the Class.


                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this action for declaratory, injunctive, and other relief on behalf of himself and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Brylane, and their successors in interest, who are being deprived of the opportunity to maximize the value of their Brylane shares by the wrongful acts of the defendants described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         15. This action is properly maintainable as a class action.

              (a) The Class is so numerous that joinder of all members is impracticable. As of November 28, 1998, there were over 17 million shares of Brylane common stock outstanding, held by over 100 stockholders of record. Brylane's shares are actively traded on the New York Stock Exchange.

              (b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

              (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                   (i) Whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

                   (ii) Whether the Brylane Defendants, who are affiliated both with PPR and Brylane, are capable of fulfilling their fiduciary duties to Plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

                   (iii) Whether defendants have disclosed all material facts in connection with the challenged transaction; and

                   (iv) Whether Plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

              (d) Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

              (e) Plaintiff's claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' action. Plaintiff has the same interests as the other members of the Class.

              (f) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

              (g) A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

              (h) Plaintiff does not anticipate any difficulty in the management of this litigation as a class action.


                             SUBSTANTIVE ALLEGATIONS

         16. On or about December 2, 1998, PPR issued a press release announcing its proposal to acquire the outstanding shares of Brylane which it does not already own (the "Offer").

         17. Pursuant to the terms of the Offer, Brylane's public shareholders would receive $20.00 per share, in cash. The Offer is subject to, among other things, approval of a majority of the "independent" directors of Brylane.

         18. The Offer represents only a modest premium over the current trading price of Brylane stock, which traded in excess of $35.00 per share as recently as August, l998.

         19. The Offer is timed to take advantage of the currently depressed price of Brylane common stock, which has been depressed as a result of the Company's temporary failure to keep pace with current fashion trends.

         20. The Offer is wrongful, unfair, and harmful to Class members and represents an attempt by PPR to aggrandize its personal and financial position and interest and to en-rich itself, at the expense of and to the detriment of Class members. In seeking to consummate the Offer, PPR has failed to offer a fair price or afford Class members adequate procedural safeguards, all in violation of their fiduciary obligations.

         21. PPR and the Brylane Defendants have breached their fiduciary duties by failure to offer a fair price to Class members for their Brylane share. The proposed consideration is not the result of arm's-length negotiations, and is not based upon any independent valuation of the current or projected value of Brylane stock, but was fixed arbitrarily by PPR as part of its unlawful plan and scheme to advance its self interests to the detriment of the Class. The amount of the Offer is grossly inadequate in view of, among other things, the market price of Brylane's shares prior to the announcement to the offer; the present and projected value of the Company and its securities; and the premiums paid by majority shareholders in other comparable transactions.

         22. Moreover, as a practical matter, PPR, by virtue of its stock ownership, has a blocking position and can effectively control the vote, absent the adoption of a procedural safeguard such as a requirement that the Offer be approved by a majority of Brylane's public shareholders.

         23. Because of the control exercised by PPR over Brylane, no third party, as a practical matter, can bid for the Company and thus it is unlikely that other bidders will emerge for Brylane.

         24. Indeed, the December 2, 1998 Offer expressly states that "PPR is not interested, under any circumstances, in selling its 49.9% interest in Brylane owned by PPR."

         25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and will consummate the takeover transaction to the irreparable harm of Plaintiff and the Class.

         26. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, Plaintiff demands judgment as follows:

              (a) declaring this to be a proper class action and naming Plaintiff as Class representative;

              (b) ordering defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class, including the duties of care, loyalty, and candor;

              (c) granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

              (d) in the event the Offer is consummated, rescinding the transaction effected by defendants and awarding rescissory damages;

              (e) ordering defendants, jointly and severally, to pay to Plaintiff and the other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

              (f) awarding Plaintiff the costs and disbursements of this action, including Plaintiff's reasonable attorneys' and experts' fees; and

              (g) granting such other and further relief as the Court deems just and proper.


Dated:  December 4, 1998

                                            CHIMICLES & TIKELLIS LLP



                                       By:       /s/ Robert J. Kriner, Jr.
                                            ------------------------------------
                                            Robert J. Kriner, Jr.

                                            One Rodney Square
                                            P.O. Box 1035
                                            Wilmington, Delaware  19899
                                            (302) 656-2500


                                            Jonathan M. Plasse
                                            GOODKIND LABATON RUDOFF &
                                               SUCHAROW LLP
                                            100 Park Avenue
                                            New York, New York  10017-5563
                                            (212) 907-0700


                                            Richard Dannenberg
                                            LOWEY DANNENBERG BEMPORAD &
                                               SELINGER, P.C.
                                            The Gateway
                                            One North Lexington Avenue
                                            11th Floor
                                            White Plains, New York  10601
                                            (914) 997-0500

                                            Attorneys for Plaintiff